Filed pursuant to Rule 433
dated as of November 18, 2014
Registration Statement No. 333-193394
Supplementing the Preliminary
Prospectus Supplement
dated November 18, 2014

Final Term Sheet

Penske Automotive Group, Inc.

$300,000,000 5.375% Senior Subordinated Notes due 2024 (the “Notes”)

This term sheet relates only to the securities described below and supplements and should be read together with the preliminary prospectus supplement dated November 18, 2014 and the accompanying prospectus (including the documents incorporated by reference therein) relating to those securities. Capitalized terms used in this term sheet but not defined have the meanings given to them in such preliminary prospectus supplement.

Issuer:	Penske Automotive Group, Inc. (the “Company”)

Aggregate Principal Amount:	$300,000,000

Title of Securities:	5.375% Senior Subordinated Notes due 2024

Final Maturity:	December 1, 2024

Coupon:	5.375%

Issue Price:	100.000% of principal amount

Yield to Maturity:	5.375%

Interest Payment Dates:	June 1 and December 1, beginning June 1, 2015. Interest will accrue from and including November 21, 2014.

Record Dates:	May 15 and November 15

Trade Date:	November 18, 2014

Gross Proceeds to Issuer (Before Fees and Expenses):	$300,000,000

Make-Whole Premium Call:

At any time prior to December 1, 2019, the Company may redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of the date of redemption and accrued and unpaid interest, if any, to the date of redemption (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

Optional Redemption:

At any time on or after December 1, 2019, the Company may, at its option, redeem the Notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the applicable redemption date, if redeemed during the 12-month period beginning on December 1 of the years indicated below:

	Year	Percentage
	2019	102.688%
	2020	101.792%
	2021	100.896%
	2022 and thereafter	100.000%

Optional Redemption with Equity Proceeds:

At any time prior to December 1, 2017, the Company may redeem up to 40% of the aggregate principal amount of outstanding Notes with the proceeds of certain equity offerings at a redemption price of 105.375% of their principal amount, plus accrued and unpaid interest to the redemption date; provided, that after any such redemption, at least 60% of the aggregate principal amount of Notes originally issued under the indenture remains outstanding.

Settlement Date:	T+3; November 21, 2014

Use of Proceeds

The Company intends to use the net proceeds of this offering to repay amounts outstanding under its U.S. Credit Agreement, for general working capital purposes and to pay and fees and expenses related to this offering.

Joint Bookrunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Fifth Third Securities, Inc. PNC Capital Markets LLC Santander Investment Securities Inc. US Bancorp Investments, Inc.

CUSIP/ISIN:	70959W AF0 / US70959WAF05

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement (or, if available, the prospectus supplement) if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 (toll free), RBS Securities Inc. at 1-866-884-2071 (toll free), J.P. Morgan Securities LLC at 1-866-803-9204 (toll free) or Wells Fargo Securities, LLC at 1-800-326-5897 (toll free).